Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

TO:	All Robin Hood Multifoods and JMS Canada Employees

FROM:	Mark Smucker

RE:	Organization announcements

CANADA LEADERSHIP TEAM

When we announced the Canadian Leadership Team at the end of April, we indicated that final selections for other leadership positions on the team had not been determined. Today, I am excited to announce a new member of the Canadian Leadership Team, Pete Vitarisi. Pete will assume the position of Vice President, Human Resources Canada at close. The following provides a brief overview of Pete’s new role and his JMS experience. Please join me in welcoming Pete to the team.

Vice President, Human Resources Canada

Pete Vitarisi

In this role, Pete will be responsible for all Human Resources functions for Canada, including pay, benefits, employment issues, personnel policies, employee communications, training and employee relations. He will ensure that we nurture a workplace that supports our business objectives and is aligned with our Basic Beliefs. Pete will report directly to me as a member of the Canadian leadership team and will also work closely with Bob Ellis, J.M. Smucker Corporate VP, HR, and his team to deliver consistent services and programs to employees.

Pete is currently the plant manager at the Smucker peanut butter plant in New Bethlehem, Pennsylvania. In this role Pete is responsible for the operational excellence of this facility — which includes the Controllership and Human Resources responsibilities. He has been with the Company for nine years where he began his career at our Salinas, California plant as a production worker and has excelled through a broad progression of production responsibilities in various locations including production supervisor, production scheduler in Salinas, production manager at our Memphis, Tennessee plant and plant manager in New Bethlehem, Pennsylvania. He also brings experience about our training systems, team building skills and labor relations and has a deep understanding of the JMS culture and business philosophies which will be an important part of our integration success in Canada. On a personal note, Pete enjoys golfing, traveling, music and home improvement projects. Pete and his wife Shelley expect to relocate to Toronto sometime in June.

OTHER APPOINTMENTS

In keeping with our integration objective to have a seamless transition for our customers, we are moving quickly to name several important transition roles that directly support this objective. John Holliday and I are pleased to announce that Carl Blouin will act as the Integration Leader of Logistics and Jerry Peterson will serve as the Director of Operations effective at close. Both Carl and Jerry will report directly to John Holliday. Carl and Jerry will maintain their current responsibilities as the Director of Operations for St. Marie and General Manufacturing Manager Bicks, respectively, while taking on these roles. Both Carl and Jerry are serving in these transition roles on an interim basis. We are currently working to permanently fill the Director of Logistics position which will be based in Toronto and as Jerry approaches retirement, we expect to permanently fill the Director of Operations position sometime in 2005.

As the Integration Leader of Logistics, Carl’s near-term focus will be to evaluate and integrate our order-to-cash process. Carl will also direct efforts to review and improve distribution, customs compliance, grain-based CoPack, and grain-based demand planning and purchasing, including packaging materials and supplies. Reporting to Carl, beginning at close, will be Elsie Cross, Ron Garson, Peter Krahule, Olga Morgan, Ryan Roopchand and Gillian Angus. Carl began his career with J.M. Smucker nine years ago in the logistics area. He is an excellent leader who brings a strong background in operations systems and a broad knowledge of JMS business processes. We are confident that Carl will quickly bring teams and resources together to begin our work in these areas.

As the Director of Operations, Jerry will lead our Canadian business activities for plant operations, agriculture procurement and condiment demand planning. Reporting to Jerry will be all Plant Managers, Steve Blanchard, and Neil Matheison. In his short time at Dunnville, Jerry has demonstrated the ability to build and lead a team to significant measurable results. We know Jerry will continue to deliver this excellent performance in this new leadership role. Jerry is an expert in the milling side of the business and we are excited about the depth of knowledge and experience he will bring to our operations.

As we communicated on April 29th, we expect to determine most individual positions between mid-May and mid-June. In the next week or two, we will announce the direct reports of the Canadian Leadership Team that will be effective at close. Communication regarding other roles in the organization will follow shortly after. We appreciate your patience as we continue to make progress toward defining the future organization.

Sincerely,

The J. M. Smucker Company

Mark Smucker
Vice-President & General Manager
International Markets

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.